West Texas Resources, inc.

5729 Lebanon Road, Suite 144

Frisco, Texas 75034

April 25, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Kevin Dougherty, Esq.

Re:	West Texas Resources, Inc.
Registration Statement on Form S-1 File No. 333-178437

Dear Mr. Dougherty:

West Texas Resources, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 1:00 p.m., Eastern Time, on Friday, April 27, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

West Texas Resources, Inc.

By: /s/ Stephen E. Jones

Stephen E. Jones, Chief Executive Officer